UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the nine months ended December 31, 2004

Date:	January 31, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
(Phone) +81-3-3240-8211
Trading accounts:	Established
Audit corporation participation	None

1. Notes to consolidated financial information

(1)	Adoption of simplified accounting method:

The allowance for credit losses and the others partially adopt the simplified accounting methods.

The allowance for credit losses is stated based on the following:

For claims to debtors whose internal credit ratings are not changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year, etc.

For claims to debtors whose internal credit ratings are changed from that as of the previous fiscal year, it is calculated using the loss ratios on the claims as of the previous fiscal year based on the internal credit ratio as of

December 31, 2004, etc.

A part of assets is stated based on actual amounts as of the previous fiscal year, etc.

(2)	Change in accounting policies: None
(3)	Change in scope of consolidated and application of the equity method:

Consolidated subsidiaries:	Newly included: 7	Excluded: 8
Affiliated companies accounted for by the equity method:	Newly included: 1	Excluded: 1

2. Consolidated financial data for the nine months ended December 31, 2004

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the nine months ended December 31,		For the year ended March 31, 2004
	2004	2003
Ordinary income	1,878,791	—	2,555,183
Change from the previous year	—	—	(7.8)%
Ordinary profit	470,141	—	578,371
Change from the previous year	—	—	—
Net income	284,200	—	560,815
Change from the previous year	—	—	—
Net income per common share	43,068.96	—	87,156.63
Net income per common and common equivalent share	—	—	85,017.34

Note:

The above operating results for the nine months of the previous year and the percentage of fluctuation between the nine months of this year and that of the previous year are not disclosed since quarterly consolidated operating results have been prepared from this first year.

Qualitative information related to the operating results:

With respect to the financial and economic environment for the third quarter ended December 31, 2004, though overseas economies moved toward recovery in the first half of the current fiscal year, a certain degree of uncertainty prevailed over overseas economies in the latter part of the fiscal year as growth in the United States slowed, and due to measures taken in China to restrain investments and the sharp rise in crude oil prices. Similarly, the Japanese economy moved toward recovery led by exports and capital expenditures in the first part of the current fiscal year, but began slowing down in the latter part of the fiscal year and deflation continued.

Regarding the financial environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised from 1.0% to 2.25 % between June and December 2004. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds rose temporarily due to expectations of economic recovery to approximately 1.9%, before declining again to around 1.4%. In the foreign exchange markets, although the yen initially depreciated against the US dollar to around 115, in the latter part of the current fiscal year, the yen strengthened against the US dollar to around 102 as concerns rose over the US budget and current account deficit.

Amidst this environment, for the nine months ended December 31, 2004, MTFG’s ordinary profit was ¥470.1 billion and net income was ¥284.2 billion.

(2) Financial condition

	(in millions of yen except per share data and percentages)
	As of December 31,		As of March 31, 2004
	2004	2003
Total assets	116,246,651	—	106,615,487
Shareholders’ equity	4,401,133	—	4,295,243
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	3.8%	—	4.0%
Shareholders’ equity per common share	654,213.78	—	620,797.48

Note:

The above financial condition for the nine months of the previous year are not disclosed since quarterly consolidated financial condition have been prepared from this first year.

Qualitative information related to the financial condition:

Total assets increased by ¥9,631.1 billion from ¥106,615.4 billion at March 31, 2004 to ¥116,246.6 billion at December 31, 2004 and shareholders’ equity increased by ¥105.8 billion from ¥4,295.2 billion at March 31, 2004 to ¥4,401.1 billion at December 31, 2004.

Loans and bills discounted decreased by ¥458.9 billion from ¥46,590.1 billion at March 31, 2004 to ¥46,131.2 billion at December 31, 2004. The decrease primarily reflected the decrease in loans to the government and official institutions. On the other hand, domestic housing loans increased by ¥302.7 billion.

Investment securities increased by ¥6,688.8 billion from ¥28,329.5 billion at March 31, 2004 to ¥35,018.3 billion at December 31, 2004.

(Reference)

Earning projections for the fiscal year ending March 31, 2005

	(in millions of yen)
	Ordinary income	Ordinary profit	Net income
For the year ending March 31, 2005	2,450,000	640,000	340,000

Projected net income per common share for the year ending March 31, 2005 (yen): 51,225.18

Qualitative information related to the earning projections:

There are no changes to the full-year forecasts issued on November 24, 2004 for the fiscal year ending March 31, 2005.

This information contains forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosure documents.

(Attachment)

Mitsubishi Tokyo Financial Group, Inc.

1. Consolidated Balance Sheets

	As of December 31, 2004	As of March 31, 2004 (Reference)
(in millions of yen)
Assets:
Cash and due from banks	7,487,042	6,511,422
Call loans and bills bought	569,910	893,805
Receivables under resale agreements	1,339,595	1,336,995
Receivables under securities borrowing transactions	5,771,386	5,572,154
Commercial paper and other debt purchased	1,829,314	1,338,092
Trading assets	8,017,487	6,572,110
Money held in trust	466,447	469,377
Investment securities	35,018,376	28,329,543
Allowance for losses on investment securities	(1,396)	(1,948)
Loans and bills discounted	46,131,201	46,590,131
Foreign exchanges	653,777	559,382
Other assets	3,631,147	3,217,991
Premises and equipment	857,167	889,580
Deferred tax assets	602,438	711,680
Customers’ liabilities for acceptances and guarantees	4,637,823	4,457,806
Allowance for loan losses	(765,070)	(832,638)

Total assets	116,246,651	106,615,487

Liabilities:
Deposits	66,952,158	66,097,591
Negotiable certificates of deposit	3,052,037	2,819,588
Debentures	15,211	265,056
Call money and bills sold	10,774,081	6,879,141
Payables under repurchase agreements	5,805,682	3,316,268
Payables under securities lending transactions	4,403,291	3,415,952
Commercial paper	654,008	637,006
Trading liabilities	3,513,457	2,824,399
Borrowed money	1,240,273	1,342,691
Foreign exchanges	1,069,102	1,081,271
Short-term corporate bonds	690,900	340,200
Bonds and notes	3,993,704	3,734,610
Bonds with warrants	49,165	50,000
Due to trust account	1,344,756	1,380,268
Other liabilities	3,021,282	3,079,852
Reserve for employees’ bonuses	5,191	16,881
Reserve for employees’ retirement benefits	41,989	34,932
Reserve for expenses related to EXPO 2005 Japan	238	158
Reserves under special laws	1,345	1,160
Deferred tax liabilities	58,482	56,131
Deferred tax liabilities on land revaluation excess	133,750	138,926
Acceptances and guarantees	4,637,823	4,457,806

Total liabilities	111,457,937	101,969,895

Minority interest	387,580	350,347
Shareholders’ equity:
Capital stock	1,258,052	1,258,052
Capital surplus	829,937	931,309
Retained earnings	1,769,004	1,506,576
Land revaluation excess	150,862	158,044
Unrealized gains on securities available for sale	494,924	560,316
Foreign currency translation adjustments	(98,436)	(115,424)
Less treasury stock	(3,211)	(3,631)

Total shareholders’ equity	4,401,133	4,295,243

Total liabilities, minority interest and shareholders’ equity	116,246,651	106,615,487

Mitsubishi Tokyo Financial Group, Inc.

2. Consolidated Statements of Income

	For the nine months ended December 31, 2004	For the year ended March 31, 2004 (Reference)
(in millions of yen)
Ordinary income:
Interest income:	1,038,433	1,417,724
(Interest on loans and discounts)	630,337	873,427
(Interest and dividends on securities)	241,327	340,494
Trust fees	64,022	86,461
Fees and commissions	409,071	487,786
Trading profits	94,969	135,647
Other business income	158,144	243,377
Other ordinary income	114,149	184,186

Total ordinary income	1,878,791	2,555,183

Ordinary expenses:
Interest expense:	294,662	390,496
(Interest on deposits)	140,651	161,921
(Interest on debentures)	349	4,030
Fees and commissions	47,900	66,102
Trading losses	641	—
Other business expenses	86,662	152,803
General and administrative expenses	787,128	1,047,735
Other ordinary expenses	191,654	319,674

Total ordinary expenses	1,408,649	1,976,811

Ordinary profit	470,141	578,371

Special gains	65,691	339,286
Special losses	10,523	37,754

Income before income taxes and others	525,309	879,903

Income taxes-current	61,151	45,956
Income taxes-deferred	149,410	230,650
Minority interest	30,547	42,480

Net income	284,200	560,815

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

3. Statement of Trust Assets and Liabilities

Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of December 31, 2004	As of March 31, 2004 (Reference)
(in millions of yen)
Assets:
Loans and bills discounted	623,898	735,872
Securities	25,244,782	26,511,148
Beneficiary rights to the trust	11,988,885	10,911,534
Securities held in custody accounts	3,993,525	4,241,080
Money claims	4,106,725	4,034,942
Premises and equipment	2,564,013	2,327,330
Surface rights	548	548
Lease rights	24,080	23,695
Other claims	2,876,142	1,768,093
Call loans	1,103,685	1,406,530
Due from banking account	1,846,963	1,702,841
Cash and due from banks	1,941,110	2,212,768

Total assets	56,314,361	55,876,387

Liabilities:
Money trusts	18,067,953	19,604,145
Pension trusts	8,227,555	8,274,971
Property formation benefit trusts	13,004	12,958
Loan trusts	622,785	792,932
Investment trusts	10,690,054	9,424,449
Money entrusted other than money trusts	2,076,495	2,010,336
Securities trusts	7,349,497	7,291,686
Money claim trusts	4,082,042	3,876,931
Land and fixtures trusts	100,709	127,435
Other trusts	5,084,264	4,460,539

Total liabilities	56,314,361	55,876,387

Mitsubishi Tokyo Financial Group, Inc.

4. Business segment information

<For the nine months ended December 31, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	381,976	63,824	10,926	228,921	685,648	(215,506)	470,141

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.
3.	Other primarily includes dividend of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

(Reference)

<For the year ended March 31, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	391,877	130,916	43,810	78,104	644,709	(66,337)	578,371

Notes:

1.	Ordinary profit is presented as counterparts of operating profit of companies in other industries.
2.	Other primarily includes credit card and leasing businesses.

Mitsubishi Tokyo Financial Group, Inc.

5. Financial Results

	(in millions of yen)
	For the nine months ended December 31, 2004	For the year ended March 31, 2004
Gross profits	1,336,139	1,763,520
Net interest income	745,135	1,029,154
Trust fees	64,022	86,461
Credit costs for trust accounts (1)	(2,678)	(10,045)
Net fees and commissions	361,171	421,684
Net trading profits	94,327	135,647
Net other business income	71,481	90,573
Net gains (losses) on debt securities	37,503	(25,017)
General and administrative expenses	749,108	980,438
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	589,709	793,127
Provision for formula allowance for loan losses (2)	—	—
Net business profits*	587,030	783,081
Net non-recurring losses	(116,889)	(204,710)
Credit related costs (3)	(103,324)	(156,963)
Losses on loan charge-offs	(65,571)	(70,472)
Provision for specific allowance for loan losses	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(1,112)	(39,418)
Other credit related costs	(36,641)	(47,072)
Net gains on equity securities	5,455	3,371
Gains on sales of equity securities	53,957	90,571
Losses on sales of equity securities	(14,969)	(74,470)
Losses on write down of equity securities	(33,532)	(12,729)
Other	(19,019)	(51,118)

Ordinary profit	470,141	578,371

Net special gains	55,167	301,531
Reversal of allowance for loan losses (4)	42,726	239,965
Income before income taxes and others	525,309	879,903
Income taxes-current	61,151	45,956
Income taxes-deferred	149,410	230,650
Minority interest	30,547	42,480

Net income	284,200	560,815

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions.

( Reference )
Total credit costs (1)+(2)+(3)+(4)	(63,276)	72,955

Mitsubishi Tokyo Financial Group, Inc.

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the nine months ended December 31, 2004	For the year ended March 31, 2004
Gross profits	709,294	925,311
Net interest income	462,255	634,259
Net fees and commissions	134,495	153,396
Net trading profits	43,472	54,739
Net other business income	69,071	82,915
Net gains (losses) on debt securities	30,317	(32,316)
General and administrative expenses	355,309	458,498
Net business profits before provision for formula allowance for loan losses	353,984	466,813
Provision for formula allowance for loan losses (1)	137,634	—
Net business profits	491,619	466,813
Net non-recurring losses	(210,666)	(176,591)
Credit related costs (2)	(193,036)	(107,187)
Losses on loan charge-offs	(23,985)	(24,592)
Provision for specific allowance for loan losses	(143,988)	—
Losses on sales of loans to the Resolution and Collection Corporation	(1,112)	(38,273)
Other credit related costs	(23,949)	(44,321)
Net gains (losses) on equity securities	6,597	(20,916)
Gains on sales of equity securities	44,398	85,756
Losses on sales of equity securities	(14,105)	(59,515)
Losses on write down of equity securities	(23,694)	(47,156)
Other	(24,227)	(48,488)

Ordinary profit	280,953	290,221

Net special gains	5,111	297,498
Reversal of allowance for loan losses (3)	—	242,574
Income before income taxes and others	286,065	587,719
Income taxes-current	7,186	44,462
Income taxes-deferred	106,053	183,503

Net income	172,825	359,754

(Reference)

Total credit costs (1)+(2)+(3)	(55,401)	135,386

Mitsubishi Tokyo Financial Group, Inc.

Financial Results (The Mitsubishi Trust and Banking Corporation)

	(in millions of yen)
	For the nine months ended December 31, 2004	For the year ended March 31, 2004
Gross profits	221,284	329,054
(Gross ordinary profit before trust accounts charge-offs)*	223,963	339,099
Net interest income	127,924	202,868
Trust fees	50,582	70,487
Credit costs for trust accounts** (1)	(2,678)	(10,045)
Net fees and commissions	37,519	44,201
Net trading profits	5,448	403
Net other business income	(190)	11,093
Net gains on debt securities	7,355	7,723
General and administrative expenses	104,391	151,040
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	119,571	188,059
Provision for formula allowance for loan losses (2)	—	17,479
Net business profits	116,892	195,493
Net non-recurring losses	(50,116)	(56,979)
Credit related costs (3)	(40,001)	(37,090)
Losses on loan charge-offs	(27,310)	(10,293)
Provision for specific allowance for loan losses	—	(20,074)
Losses on sales of loans to the Resolution and Collection Corporation	—	131
Other credit related costs	(12,691)	(6,853)
Net losses on equity securities	(1,551)	(335)
Gains on sales of equity securities	9,022	23,284
Losses on sales of equity securities	(814)	(15,226)
Losses on write down of equity securities	(9,759)	(8,393)
Other	(8,562)	(19,554)

Ordinary profit	66,776	138,513

Net special gains (losses)	46,086	(7,215)
Reversal of allowance for loan losses (4)	45,140	—
Income before income taxes and others	112,862	131,297
Income taxes-current	10,880	(32,920)
Income taxes-deferred	43,128	41,436

Net income	58,853	122,781

Note:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

(Reference)

Total credit costs (1)+(2)+(3)+(4)	2,460	(29,656)

Mitsubishi Tokyo Financial Group, Inc.

6. Disclosed Claims under the Financial Reconstruction Law

Total of the 2 Banks [Banking and Trust accounts]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)

Claims to bankrupt and substantially bankrupt debtors	148,541	140,428
Claims under high risk	847,584	541,309
Claims under close observation	344,980	737,350
Total (A)	1,341,105	1,419,088

Total claims (B)	48,313,578	48,306,522
Non-performing claims ratio (A) / (B)	2.77%	2.93%

The Bank of Tokyo-Mitsubishi, Ltd. [Banking accounts : Non-Consolidated]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)

Claims to bankrupt and substantially bankrupt debtors	68,589	90,966
Claims under high risk	695,164	382,536
Claims under close observation	242,297	519,276
Total (A)	1,006,051	992,778

Total claims (B)	38,767,098	38,845,250
Non-performing claims ratio (A) / (B)	2.59%	2.55%

The Mitsubishi Trust and Banking Corporation [Banking accounts : Non-Consolidated]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)

Claims to bankrupt and substantially bankrupt debtors	76,354	46,423
Claims under high risk	149,744	149,286
Claims under close observation	81,349	194,779
Total (A)	307,449	390,490

Total claims (B)	9,023,296	8,839,295
Non-performing claims ratio (A) / (B)	3.40%	4.41%

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)

Claims to bankrupt and substantially bankrupt debtors	3,597	3,038
Claims under high risk	2,675	9,486
Claims under close observation	21,332	23,294
Total (A)	27,605	35,819

Total claims (B)	523,183	621,976
Non-performing claims ratio (A) / (B)	5.27%	5.75%

The Mitsubishi Trust and Banking Corporation [Banking(Non-consolidated) and Trust accounts]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)

Claims to bankrupt and substantially bankrupt debtors	79,952	49,462
Claims under high risk	152,420	158,773
Claims under close observation	102,682	218,074
Total (A)	335,054	426,309

Total claims (B)	9,546,479	9,461,271
Non-performing claims ratio (A) / (B)	3.50%	4.50%

Notes:

1.	The above figures are classified by the claims category under the Financial Reconstruction Law No. 4.
The results of the self-assessment are reflected except for a part of assets.
2.	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

7. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

	(in billions of yen except percentages)
	As of December 31, 2004 (Preliminary basis)	As of March 31, 2004 (Reference)
(1) Risk-adjusted capital ratio	10.86%	12.95%
(2) Tier 1 capital	4,074.3	3,859.4
(3) Tier 2 capital includable as qualifying capital	2,968.5	3,157.8
i) The amount of unrealized gains on investment securities, includable as qualifying capital	377.2	428.0
ii) The amount of land revaluation excess includable as qualifying capital	128.1	133.6
iii) Subordinated debt	2,092.2	1,993.9
(4) Tier 3 capital includable as qualifying capital	—	30.0
(5) Deductions from total qualifying capital	912.0	54.5
(6) Total qualifying capital (2)+(3)+(4)-(5)	6,130.8	6,992.7
(7) Risk-adjusted assets	56,417.7	53,996.7

8. Return on Equity

[Consolidated]

	(%)
	For the nine months ended December 31, 2004	For the year ended March 31, 2004 (Reference)
ROE *	10.73	17.97

Note: * ROE is computed as follows:

[For the nine months ended December 31, 2004]

(Net income for the nine months)×4/3 - Equivalent dividends on preferred stocks
× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at nine months ended - Number of preferred stocks at nine months ended × Issue price - Land revaluation excess at nine months ended - Unrealized gains on securities available for sale at nine months ended)} / 2

[For the year ended March 31, 2004]

(Net income - Dividends on preferred stocks)
× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period) + (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi Tokyo Financial Group, Inc.

9. Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

(1)	Trading securities

(in millions of yen)
As of December 31, 2004
Balance sheet amount	Valuation profits recognized on statement of operations
7,086,171	18,421

(2)	Marketable debt securities being held to maturity

	(in millions of yen)
	As of December 31, 2004
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	1,926,128	1,943,095	16,967	16,967	—
Government bonds	1,788,706	1,800,115	11,408	11,408	—
Municipal bonds	95,353	99,160	3,807	3,807	—
Corporate bonds	42,068	43,819	1,750	1,750	—
Foreign bonds	59,669	61,319	1,649	1,784	135

Note:

“Other” is not listed.

(3)	Marketable securities available for sale

	(in millions of yen)
	As of December 31, 2004
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,486,299	3,220,006	733,706	813,923	80,216
Domestic bonds	20,769,332	20,809,203	39,870	56,402	16,532
Government bonds	18,811,752	18,841,901	30,148	45,550	15,401
Municipal bonds	181,493	182,755	1,262	1,939	677
Corporate bonds	1,776,087	1,784,546	8,459	8,912	453
Foreign bonds	6,107,311	6,129,444	22,133	52,020	29,887

Note:

“Foreign equity securities” and “Other” are not listed.

Mitsubishi Tokyo Financial Group, Inc.

(Reference) Investment Securities [Consolidated]

Following tables include:

Investment securities

Trading securities, trading commercial paper and short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

(1)	Trading securities

(in millions of yen)
As of March 31, 2004
Balance sheet amount	Valuation profits recognized on statement of operations
5,655,999	(3,823)

(2) Marketable debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2004
	Balance sheet amount	Market Value	Differences	Gains	Losses
Domestic bonds	1,159,458	1,165,842	6,383	7,602	1,218
Government bonds	998,942	999,449	507	1,724	1,217
Municipal bonds	108,526	112,230	3,703	3,704	0
Corporate bonds	51,988	54,162	2,173	2,173	—
Foreign bonds	74,239	76,825	2,586	2,592	5
Other	168,118	168,152	34	34	—

Total	1,401,815	1,410,820	9,004	10,228	1,224

(3)	Marketable securities available for sale

	(in millions of yen)
	As of March 31, 2004
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,768,443	3,553,772	785,328	891,328	105,999
Domestic bonds	15,703,795	15,707,190	3,394	40,723	37,328
Government bonds	13,989,184	13,986,921	(2,263)	31,617	33,880
Municipal bonds	243,459	244,981	1,522	2,734	1,212
Corporate bonds	1,471,150	1,475,286	4,136	6,371	2,235
Foreign equity securities	15,012	29,518	14,506	14,827	321
Foreign bonds	6,316,837	6,424,133	107,296	115,867	8,570
Other	1,475,136	1,512,124	36,987	51,846	14,858

Total	26,279,224	27,226,739	947,514	1,114,592	167,078

Mitsubishi Tokyo Financial Group, Inc.

10. Deferred gains (losses) with derivatives [Consolidated]

	(in billions of yen)
	As of December 31, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	8.8	10.3	(1.5)
Interest rate swaps	234.1	210.2	23.9
Currency swaps	36.5	65.0	(28.4)
Other interest rate-related transactions	0.2	0.4	(0.1)
Others	1.7	1.7	(0.0)

Total	281.5	287.7	(6.2)

Notes:

1.	Deferred gains(losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)
	As of March 31, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	17.7	13.8	3.8
Interest rate swaps	325.2	305.1	20.0
Currency swaps	37.2	39.1	(1.9)
Other interest rate-related transactions	0.1	0.1	—
Others	4.0	4.4	(0.3)

Total	384.3	362.6	21.6

Notes:

1.	Deferred gains(losses) which are accounted for on accrual basis based on “Accounting standard for financial instruments” are not included in the above table.
2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

11. Loans and Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Deposits (ending balance)	62,560,810	62,664,147
Deposits (average balance)	61,910,419	60,253,507
Loans (ending balance)	43,205,203	43,389,829
Loans (average balance)	43,389,285	43,012,635

Note:

“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of

Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mitsubishi Tokyo Financial Group, Inc.

Note:

“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

12. Domestic Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Individuals	34,306,971	33,402,365
Corporations and others	20,216,901	20,575,149
Domestic deposits	54,523,872	53,977,514

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

13. Domestic consumer loans

[Total of the 2 Banks]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Total domestic consumer loans	8,379,488	8,117,335
Housing loans	7,958,187	7,655,479
Others	421,300	461,855

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Total domestic consumer loans	204,781	228,089
Housing loans	202,688	225,558
Others	2,093	2,530

14. Domestic loans to small and medium-sized companies

[Total of the 2 Banks]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Domestic loans to small and medium-sized companies	20,679,312	20,100,373
Percentage to total domestic loans	53.69%	51.58%

The Mitsubishi Trust and Banking Corporation [Trust accounts]

	(in millions of yen)
	As of December 31, 2004	As of March 31, 2004 (Reference)
Domestic loans to small and medium-sized companies	408,652	472,447
Percentage to total domestic loans	65.50%	64.20%

Mitsubishi Tokyo Financial Group, Inc.

15. Number of Offices [Total of the 2 Banks]

	As of December 31, 2004	As of March 31, 2004 (Reference)
Domestic	317	315
Head office and Branches	292	296
Sub-branches and Agencies	25	19
Overseas	81	81
Branches	47	48
Sub-branches	15	14
Representative offices	19	19

Total	398	396

16. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets

[Total of the 2 Banks]

	(in billions of yen)
	December 31, 2004
		vs. Mar. 31, 2004
Deferred tax assets	954.9	(162.2)
Allowance for loan losses	347.6	(6.1)
Write down of investment securities	106.1	6.4
Net operating loss carryforwards	507.7	(155.0)
Reserve for employees’ retirement benefits	41.1	5.1
Unrealized losses on securities available for sale	—	—
Other	47.7	(7.6)
Valuation allowance	(95.3)	(4.9)
Deferred tax liabilities	352.3	(51.9)
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	343.4	(43.9)
Other	1.5	(7.9)
Net deferred tax assets	602.6	(110.3)

[Consolidated]

Net deferred tax assets	543.9	(111.5)
Percent of Tier1 Capital	13.3%	(3.6)%